UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September 2020, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated September 14, 2020: FDA grants Dupixent® (dupilumab) Breakthrough Therapy designation for eosinophilic esophagitis

Exhibit 99.2	Press release dated September 10, 2020: New England Journal of Medicine publishes positive final results from Phase 1/2a study of BIVV001 in people with severe hemophilia A

Exhibit 99.3	Press release dated September 8, 2020: Dupixent® (dupilumab) long-term data show sustained improvement in lung function and reduction in severe exacerbations in adults and adolescents with moderate-to-severe asthma

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated September 14, 2020: FDA grants Dupixent® (dupilumab) Breakthrough Therapy designation for eosinophilic esophagitis

Exhibit 99.2	Press release dated September 10, 2020: New England Journal of Medicine publishes positive final results from Phase 1/2a study of BIVV001 in people with severe hemophilia A

Exhibit 99.3	Press release dated September 8, 2020: Dupixent® (dupilumab) long-term data show sustained improvement in lung function and reduction in severe exacerbations in adults and adolescents with moderate-to-severe asthma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 14, 2020			SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

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